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                              October 6, 2021

       Robert Alpert
       Co-Chief Executive Officer
       P10, Inc.
       4514 Cole Avenue, Suite 1600
       Dallas, Texas 75205

                                                        Re: P10, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-259823

       Dear Mr. Alpert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

       Registration Statement on Form S-1

       Business of P10
       Selectively Pursue Strategic Acquisitions, page 133

   1. We note your disclosure regarding your agreements to acquire two private markets businesses. Please
identify and describe these businesses, describe the material terms of the agreements, file
the agreements as exhibits to your registration statement and add risk factors to address any
risks associated with these acquisitions, or advise us as to why you do not think that is
necessary. If applicable, clarify if you will use any of the proceeds from the offering for
part of the acquisition costs, as we note your disclosure under "Use of Proceeds," at page
66 that you may use a portion of the proceeds to expand your business.
 Robert Alpert
P10, Inc.
October 6, 2021
Page 2
Related Party Transactions
Strategic Relationship with Crossroads Systems, Inc., page 159

2. Please, if possible, disclose the approximate dollar value of the amount involved in the transaction pursuant to Item 404 of Regulation S-K, or advise.
        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210
with any other questions.



FirstName LastNameRobert Alpert                                Sincerely,
Comapany NameP10, Inc.
                                                               Division of
Corporation Finance
October 6, 2021 Page 2                                         Office of
Finance
FirstName LastName